Exhibit 21.1

Subsidiaries of the Registrant
(as of March 9, 2023)

Name of Subsidiary	Jurisdiction of Incorporation

Viridian Therapeutics Europe Limited	England and Wales
Viridian Therapeutics S.á.r.l.	Luxembourg
Viridian Securities Corporation	Massachusetts